UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

PagSeguro Reports First Quarter Results

1Q19 Net Income of R$309.7 million, up 108.6% compared to 1Q18. 1Q19 Non-GAAP Net Income of R$325.4 million.

São Paulo, May 14, 2019 – PagSeguro Digital Ltd. (“PagSeguro” or “we”) announced today its first quarter results for the period ended March 31, 2019. Our consolidated financial statements are presented in Reais (R$) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

First Quarter 2019 Financial & Operational Highlights:

•	R$24.4 billion in total payment volume (“TPV”), up 69.8% compared with 1Q18;

•	R$309.7 million in Net Income, up 108.6% compared with 1Q18;

•	R$325.4 million in non-GAAP Net Income, up 52.8% compared with 1Q18;

•	Net Margin of 24.8%, up 8.8 percentage points compared with 1Q18;

•	Non-GAAP Net Margin of 26.0%, up 0.6 percentage points compared with 1Q18;

•	R$1,251.3 million in total Net Revenue*, up 34.8% compared to 1Q18 or up 49.3% after non-GAAP adjustments to 1Q18;

•	Net Revenue from Transaction Activities and Other Services and Financial Income of R$1,143.5 million up 59.3% compared to 1Q18; and

•	Active merchants in the last 12 months at close of period of 4.4 million, up 42.5% compared with 1Q18, with growth of 1.3 million net new merchants.

	At and for the Three Months Ended March 31,
Main Operational and Financial Indicators (R$ millions, except otherwise indicated)	2019	2018	Var.%
TPV	24,412.8	14,378.1	69.8%
Active Merchants (last 12 months)—(millions)	4.4	3.1	42.5%

Total Net Revenue*	1,251.3	928.0	34.8%
Net Income	309.7	148.5	108.6%

Net Margin (%)	24.8%	16.0%	8.8 pp

Basic earnings per common share (EPS)(**)—(R$)	0.9666	0.4988
Diluted earnings per common share (EPS)—(R$)	0.9648	0.4969

Non-GAAP Main Financial Indicators (R$ millions, except otherwise indicated)	2019	2018	Var.%
Non-GAAP Total Net Revenue(*)	1,251.3	838.2	49.3%
Non-GAAP Net Income	325.4	212.9	52.8%

Non-GAAP Net Margin (%)	26.0%	25.4%	0.6 pp

Non-GAAP Basic earnings per common share (EPS)(**)—(R$)	1.0158	0.7153
Non-GAAP Diluted earnings per common share (EPS)—(R$)	1.0138	0.7126

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, see the last page of this earnings release.

(*)	Total revenue and income.
(**)	Weighted average number of common shares of 297.5 million at March 31, 2018 and 320.0 million at March 31, 2019.

1Q19 Earnings Release

Financial Discussion:

I—Statement of Income

Non-GAAP disclosure

This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors’ overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.

These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Our non-GAAP results consist of our GAAP results as adjusted to exclude the following items:

Stock-based compensation expenses and related employer payroll taxes: This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.

Foreign exchange gain on IPO primary share proceeds: This consists of financial income related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our initial public offering (“IPO”). We exclude this foreign exchange variation from our non-GAAP measures for the three months ended March 31, 2018 primarily because it is an unusual gain.

Tax related to remittance of IPO primary share proceeds (IOF tax): This relates to the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our IPO from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of IPO primary share proceeds, from our non-GAAP measures for the three months ended March 31, 2018 primarily because it is an unusual expense.

Income tax and social contribution on non-GAAP adjustments: This represents the income tax effect related to the non-GAAP adjustments mentioned above, except the Foreign exchange gain on IPO primary share proceeds.

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see “Reconciliation of Revenue and Income to Non-GAAP Revenue and Income,” “Reconciliation of Expenses to Non-GAAP Expenses,” “Reconciliation of Income Tax and Social Contribution to Non-GAAP Income Tax and Social Contribution,” “Reconciliation of Net Income to Non-GAAP Net Income,” “Reconciliation of Basic and diluted EPS to Non-GAAP Basic and diluted EPS,” and “Reconciliation of GAAP Measures to Non-GAAP Measures.”

1Q19 Earnings Release

Total revenue and income

Our Total revenue and income amounted to R$1,251.3 million in the three months ended March 31, 2019, an increase of 34.8% from R$928.0 million in the three months ended March 31, 2018, or an increase of 49.3% after non-GAAP adjustments in the three months ended March 31, 2018.

Reconciliation of Total Revenue and Income to non-GAAP Total Revenue and Income (R$ millions):	At and for the three months ended March 31, 2019	At and for the three months ended March 31, 2018	Var.%
Total Revenue and Income	1,251.3	928.0	34.8%

(-) Foreign exchange gain on IPO proceeds[1]	—	(89.8)	100.0%

Non-GAAP Total Revenue and Income	1,251.3	838.2	49.3%

[1]

Foreign exchange gain on IPO primary share proceeds: financial income in the amount of R$89.8 million related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our IPO. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is an unusual gain.

Net revenue from transaction activities and other services

Our Gross revenue from transaction activities and other services in the three months ended March 31, 2019 amounted to R$826.2 million, an increase of R$312.1 million, or 60.7%, from R$514.1 million in the three months ended March 31, 2018. This increase was principally due to a continued increase in our active merchant base, average spending per merchant and, consequently, TPV.

Our Gross revenue from transaction activities and other services during the three months ended March 31, 2019 increased by a lesser percentage than our TPV, which increased to R$24.4 billion from R$14.4 billion in the three months ended March 31, 2018. This difference in the growth rate was driven by the mix of debit and credit card payments processed containing a higher percentage of debit card payments and within the credit card payments processed, a lower percentage of credit card transactions made in installments in the three months ended March 31, 2019 compared to the three months ended March 31, 2018.

Our Deductions from gross revenue from transaction activities and other services, which consist principally of sales taxes, amounted to R$113.2 million in the three months ended March 31, 2019, or 13.7% of our Gross revenue from transaction activities and other services for the quarter. In the three months ended March 31, 2018, Deductions from gross revenue from transaction activities and other services totaled R$71.2 million, or 13.9% of our Gross revenue from transaction activities and other services for the quarter. The R$42.0 million, or 59.0%, increase in these Deductions is directly related to the increase in the gross revenue.

As a result, our Net revenue from transaction activities and other services in the three months ended March 31, 2019 amounted to R$713.0 million, an increase of R$270.2 million, or 61.0%, from R$442.8 million in the three months ended March 31, 2018.

1Q19 Earnings Release

Net revenue from sales

Our Gross revenue from sales in the three months ended March 31, 2019 amounted to R$93.7 million, a decrease of R$36.0 million, or 27.7%, from R$129.7 million in the three months ended March 31, 2018. This decrease was principally due to a different POS devices sales mix and hardware price reductions in the three months ended March 31, 2019 when compared to the three months ended March 31, 2018.

Our Deductions from gross revenue from sales in the three months ended March 31, 2019 amounted to R$26.1 million, or 27.9% of our Gross revenues from sales for the period. In the three months ended March 31, 2018, these Deductions totaled R$35.7 million, or 27.5% of Gross revenues from sales for the period. The small increase in these Deductions as a percentage of our Gross revenues from sales is due to a change in the mix of Brazilian states in which we sold POS devices since ICMS is levied by each state at a different rate.

As a result, our Net revenue from sales in the three months ended March 31, 2019 amounted to R$67.6 million, a decrease of R$26.4 million, or 28.1%, from R$94.0 million in the three months ended March 31, 2018.

Financial income

Our Financial income, which represents the discount fees we withhold from credit card transactions in installments for the early payment of receivables, amounted to R$430.5 million in the three months ended March 31, 2019, an increase of R$155.7 million, or 56.6% from R$274.8 million in the three months ended March 31, 2018. The growth in this activity compared to the three months ended March 31, 2018 was driven by growth in our TPV for credit card transactions with installments.

Other financial income

Our Other financial income amounted to R$40.2 million in the three months ended March 31, 2019, a decrease of R$76.2 million from R$116.4 million in the three months ended March 31, 2018. This decrease was due to the unusual impact of exchange rates in the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our IPO, which impact amounted to R$89.8 million in the three months ended March 31, 2018. Additionally, interest income of financial investments amounted to R$34.8 million in the three months ended March 31, 2019, an increase of R$11.9 million or 52.0%, compared to R$22.9 million in the three months ended March 31, 2018.

Expenses

Our total expenses amounted to R$802.0 million in the three months ended March 31, 2019, an increase of R$37.0 million, or 4.8%, from R$765.0 million in the three months ended March 31, 2018.

As a percentage of our Total revenue and income, our total expenses in the three months ended March 31, 2019 decreased by 18.3 percentage points, to 64.1% in the three months ended March 31, 2019 from 82.4% in the three months ended March 30, 2018.

Our non-GAAP total expenses amounted to R$778.2 million in the three months ended March 31, 2019, an increase of R$236.9 million, or 43.8%, from R$541.3 million in the three months ended March 31, 2018.

1Q19 Earnings Release

Reconciliation of Expenses to non-GAAP Expenses (R$ millions):	At and for the three months ended March 31, 2019	At and for the three months ended March 31, 2018	Var.%
Expenses	(802.0)	(765.0)	4.8%

(-) Share-based long-term incentive plan (LTIP)[1]	23.8	210.6	(88.7)%
(-) Tax related to remittance of IPO proceeds (IOF tax)[2]	—	13.1	(100.0)%

Total non-GAAP expenses adjustments	23.8	223.7	(89.3)%

Non-GAAP Expenses	(778.2)	(541.3)	43.8%

[1]

Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended March 31, 2019, the amount of R$23.8 million is mainly composed of the recurrent quarterly provision. In the three months ended March 31, 2018 the amount of R$210.6 million, is mainly composed of the expense amount that was recognized on the date of our IPO with the issuance of 1.8 million shares under LTIP awards that vested on or before the IPO date.

[2]

Tax related to remittance of IPO offering proceeds (IOF tax): R$13.1 million related to Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our IPO from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of IPO primary share proceeds from our non-GAAP measures primarily because it is an unusual expense.

Cost of sales and services

Our Cost of sales and services amounted to R$617.8 million in the three months ended March 31, 2019, an increase of R$173.0 million, or 38.9%, from R$444.8 million in the three months ended March 31, 2018. As a percentage of the total of our Net revenue from transaction activities and other services and our Net revenue from sales, our Cost of sales and services posted a decrease of 3.8 percentage points, to 79.1% in the three months ended March 31, 2019 from 82.9% in the three months ended March 31, 2018.

Within our Cost of sales and services line item, our Cost of services, expressed as a percentage of our Net revenue from transaction activities and other services, decreased to 63.1% in the three months ended March 31, 2019 from 74.2% in the three months ended March 31, 2018, due to the mix of debit and credit card payments processed containing a higher percentage of debit card payments and lower debit interchange fee expenses than credit interchange fee expenses. Our Cost of sales, expressed as a percentage of our Net revenue from sales, increased to 248.1% in the three months ended March 31, 2019 from 123.4% in the three months ended March 31, 2018 due to hardware price reductions.

In the three months ended March 31, 2019, our non-GAAP Cost of sales and services amounted to R$615.9 million (reflecting the exclusion of the LTIP adjustment of R$1.9 million in the three months ended March 31, 2019), an increase of R$209.4 million, or 51.5%, from R$406.5 million in the three months ended March 31, 2018 (reflecting the exclusion of the LTIP adjustment of R$38.2 million in the three months ended March 31, 2018). For a reconciliation of our non-GAAP Cost of sales and services to our Cost of sales and services, see the last page of this earnings release.

Selling expenses

Our Selling expenses amounted to R$82.4 million in the three months ended March 31, 2019, a decrease of R$1.2 million, or 1.4%, from R$83.6 million in the three months ended March 31, 2018. As a percentage of our Total revenue and income, our Selling expenses decreased by 2.4 percentage points, to 6.6% in the three months ended March 31, 2019 from 9.0% in the three months ended March 31, 2018, as we continue to leverage our selling expenses.

1Q19 Earnings Release

Administrative expenses

Our Administrative expenses amounted to R$92.4 million in the three months ended March 31, 2019, a decrease of R$126.6 million, or 57.8%, from R$219.0 million in the three months ended March 31, 2018. This decrease in the three months ended March 31, 2019 was mainly due to the Share based long-term incentive plan (LTIP) expense, which amounted to R$21.9 million in the three months ended March 31, 2019 compared to R$172.4 million in the three months ended March 31, 2018. As a percentage of our Total revenue and income, our Administrative expenses decreased by 16.2 percentage points, to 7.4% in the three months ended March 31, 2019 from 23.6% in the three months ended March 31, 2018.

For the three months ended March 31, 2019 our non-GAAP Administrative expenses amounted to R$70.5 million, an increase of R$23.9 million, or 51.3%, from R$46.6 in the three months ended March 31, 2018, which figures exclude the LTIP adjustment of R$21.9 million in the three months ended March 31, 2019 and R$172.4 in the three months ended March 31, 2018. Our non-GAAP Administrative expenses represented 5.6% of the total of our non-GAAP Net revenue and income in both the three months ended March 31, 2019 and the three months ended March 31, 2018. For a reconciliation of our non-GAAP Administrative expenses to our Administrative expenses, see the last page of this earnings release.

Financial expenses

Our Financial expenses amounted to R$5.8 million in the three months ended March 31, 2019, a decrease of R$10.7 million, or 64.8%, from expenses of R$16.5 million in the three months ended March 31, 2018. Expressed as a percentage of our Financial income, our Financial expenses represented 1.3% in the three months ended March 31, 2019 and 6.0% in the three months ended March 31, 2018. This decrease was mainly driven by the impact of R$13.1 million related to the impact of the IOF tax on the remittance of our sale of shares in our IPO from the Cayman Islands to Brazil in the three months ended March 31, 2018.

Our non-GAAP Financial expenses, which exclude the IOF tax amount of R$13.1 million, amounted to R$3.4 million in the three months ended March 31, 2018. For a reconciliation of our non-GAAP Financial expenses to our Financial expenses, see the last page of this earnings release.

Other (expenses) income, net

Our Other (expenses) income, net recorded an expense of R$3.6 million in the three months ended March 31, 2019 and an expense of R$1.1 million in the three months ended March 31, 2018. In the three months ended March 31, 2019, this net amount mainly related to civil litigation proceedings expenses.

Profit before income taxes

Our Profit before income taxes amounted to R$449.4 million in the three months ended March 31, 2019, an increase of R$286.3 million, or 175.6%, from R$163.0 million in the three months ended March 31, 2018.

Our non-GAAP Profit before income taxes amounted to R$473.2 million in the three months ended March 31, 2019, an increase of R$176.3 million, or 59.4% from R$296.9 million in the three months ended March 31, 2018. For a reconciliation of our non-GAAP Profit before income taxes to our Profit before income taxes, see the last page of this earnings release.

1Q19 Earnings Release

Income tax and social contribution

Income tax and social contribution amounted to an expense of R$139.7 million in the three months ended March 31, 2019, an increase of R$125.2 million from R$14.5 million in the three months ended March 31, 2018. This item consists of current income tax and social contribution and deferred income tax and social contribution.

Our effective tax rate increased by 22.2 percentage points to 31.1% in the three months ended March 31, 2019 from 8.9% in the three months ended March 31, 2018. In the three months ended March 31, 2018 we had a benefit of the exchange variation from U.S. dollars to reais which is not taxable under the Companies Law of 1960 of the Cayman Islands. In the three months ended March 31, 2019, the difference between the effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was mainly related to the Technological Innovation Law (Lei do Bem), which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.

Our non-GAAP income tax and social contribution expense for the three months ended March 31, 2019 amounted to R$8.1 million, a decrease of R$61.4 million, or 88.3%, compared to R$69.5 in the three months ended March 31, 2018.

Our non-GAAP effective tax rate increased by 22.3 percentage points to 31.2% in the three months ended March 31, 2019, from 8.9% in the three months ended March 31, 2018.

Reconciliation of Income Tax and Social Contribution to non-GAAP Income Tax and Social Contribution (R$ millions):	At and for the three months ended March 31, 2019	At and for the three months ended March 31, 2018	Var.%
Income tax and social contribution	(139.7)	(14.5)	862.8%

(-) Income tax and social contribution on non-GAAP adjustments[1]	(8.1)	(69.5)	-88.3%

Non-GAAP Income tax and social contribution	(147.8)	(84.0)	75.8%

[1]	Income tax and social contribution on non-GAAP adjustments: the amount of R$8.1 million and R$69.5 consists of income tax at the rate of 34% calculated on the non-GAAP adjustments.

Net income for the period

Our Net income for the period in the three months ended March 31, 2019 amounted to R$309.7 million, an increase of R$161.2 million, or 108.6% from R$148.5 million in the three months ended March 31, 2018.

As a percentage of our Total revenue and income, our Net income for the period increased by 8.8 percentage points, to 24.8% in the three months ended March 31, 2019 compared with 16.0% in the three months ended March 31, 2018.

1Q19 Earnings Release

Our non-GAAP Net income for the three months ended March 31, 2019 amounted to R$325.4 million, an increase of R$112.5 million, or 52.8%, from R$212.9 in the three months ended March 31, 2018, reflecting the sum of the non-GAAP adjustments described below.

Reconciliation of Net Income to Non-GAAP Net Income (R$ millions):	At and for the three months ended March 31, 2019	At and for the three months ended March 31, 2018	Var.%
Net Income	309.7	148.5	108.6%

Foreign exchange gain on IPO proceeds[1]	—	(89.8)	(100.0)%
Share-based long-term incentive plan (LTIP)[2]	23.8	210.6	(88.7)%
Tax related to remittance of IPO proceeds (IOF tax)[3]	—	13.1	(100.0)%
Income tax on non-GAAP adjustments[4]	(8.1)	(69.5)	(88.3)%

Total non-GAAP net income adjustments	15.7	64.4	(75.6)%

Non-GAAP Net Income	325.4	212.9	52.8%

[1]

Foreign exchange gain on IPO offering proceeds: financial income in the amount of R$89.8 million related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our IPO. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is an unusual gain.

[2]

Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended March 31, 2019, the amount of R$23.8 million is mainly composed of the recurrent quarterly provision. In the three months ended March 31, 2018, the amount of R$210.6 million, is mainly composed of the expense amount that was recognized on the date of our IPO with the issuance of 1.8 million shares under LTIP awards that vested on or before the IPO date.

[3]

Tax related to remittance of IPO offering proceeds (IOF tax): R$13.1 million related to Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our IPO from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of IPO primary share proceeds from our non-GAAP measures primarily because it is an unusual expense.

[4]

Income tax and social contribution on Non-GAAP adjustments: the amount of R$8.1 million consists of income tax at the rate of 34% calculated on the non-GAAP adjustments. The amount of R$69.5 million consists of income tax at the rate of 34% calculated on the non-GAAP adjustments, other than the foreign exchange gain on IPO primary share proceeds of R$89.8 million, which is not taxable, and the tax benefits related to other non-GAAP adjustments.

1Q19 Earnings Release

II—Cash Flow

Our cash and cash equivalents at the beginning of the three months ended March 31, 2019 amounted to R$2,763.0 million.

Our Profit before income taxes in the three months ended March 31, 2019 was R$449.4 million.

The adjustments for revenue, income and expenses recorded in our statement of income in the three months ended March 31, 2019 but which did not affect our cash flows totaled the positive amount of R$72.5 million, mainly due to R$16.3 million of Share-based long-term incentive plan (LTIP) expenses, R$32.8 million in Chargebacks and R$26.4 million of Depreciation and amortization recorded in our statement of income. LTIP expenses relate to equity awards under our LTIP. Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due to fraud.

The adjustments for changes in our operating assets and liabilities in the three months ended March 31, 2019 amounted to a negative cash flow of R$817.3 million:

•

Our Note receivables item, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the note receivables owed to us by card issuers, consists of the difference between the opening and closing balances of the Note receivables item of Current Assets on our balance sheet (R$8,851.8 million at March 31, 2019 compared to R$8,104.7 million at year-end 2018) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Note receivables represented a negative cash flow of R$904.9 million in the three months ended March 31, 2019. In addition, for the three months ended in March 31, 2018 there was R$1,137.2 million in note receivables for which we received early payment from issuing banks as of December 31, 2017 and which were subsequently repaid during 2018 with our IPO primary share proceeds. We do not expect this line item to have any further impact on our cash flow in 2019.

•

Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$4,368.1 million at March 31, 2019 compared to R$4,324.2 million at year-end 2018). Payables to third parties represented positive cash flow of R$43.9 million in the three months ended March 31, 2019.

•

Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Payables to related parties item (i.e., UOL) of Current Liabilities on our balance sheet (R$30.5 million at March 31, 2019 compared to R$30.8 million at year-end 2018). Receivables from (payables to) related parties represented negative cash flow of R$0.3 million in the three months ended March 31, 2019.

•

Our Inventories item represents changes in the carrying value of the Inventories item of Current Assets on our balance sheet. This item represented positive cash flow of R$44.1 million in the three months ended March 31, 2019.

•

Our Salaries and social charges item represent amounts that were recorded on our statement of income, but which remained unpaid at the end of the period, principally because they related to the final month of the period. This item represented negative cash flow of R$3.3 million in the three months ended March 31, 2019.

•	Our Taxes and contributions item represents sales taxes (ISS, ICMS, PIS and COFINS). This item represented positive cash flow of R$0.1 million in the three months ended March 31, 2019.

1Q19 Earnings Release

Since our statement of cash flows begins with our Profit before income taxes, it also adjusts for cash amounts paid in respect of our income tax and social contribution, which totaled R$29.4 million in the three months ended March 31, 2019. Our statement of cash flows also adjusts for interest income received in cash, which represented a positive cash flow of R$124.9 million in the three months ended March 31, 2019. Our cash flows in the three months ended March 31, 2019 show no amount adjusted for interest paid.

As a result of the above, our Net Cash used in operating activities in the three months ended March 31, 2019 totaled R$199.9 million.

Our Cash flows used in investing activities in the three months ended March 31, 2019 totaled R$1,716.6 million. This amount consisted of R$81.0 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets, and R$1,589.7 million related to our conversion of cash and cash equivalents to investments in Brazil’s government treasury bonds (“LFTs”).

Our Cash flows used in financing activities in the three months ended March 31, 2019 totaled R$13.6 million, principally related to our acquisition of the remaining 49% of R2Tech Informática S.A. in February 2019.

After accounting for the total decrease in Cash and cash equivalents of R$1,930.1 million discussed above, our Cash and cash equivalents at March 31, 2019 amounted to R$832.9 million.

New Products launched

In March 2019, we announced the launch of our Cash Card. PagSeguro and Visa are promoting financial inclusion and offering the account card to all of our merchants. The cash card is linked directly to the balance of a merchant´s digital account, bringing more convenience and a better experience to our merchants. The cash card is also NFC enabled for purchases up to R$50.

Also, in March 2019, we acquired a minority stake in NetPOS Serviços de Informática S.A. (“NetPOS”). NetPOS is an ERP software provider, focused on retail and food service in the small and medium businesses (“SMB”) market.

Built for front and back office, with sales and management tools like inventory control, detailed reports and cash management, NetPOS will be fully integrated with our mPOS, POS and SmartPOS devices and will be integrated into our sales app. NetPOS has more than 30 thousand clients.

In April 2019, we launched the Instant Payment feature for debit and credit card transactions (both with and without installments) for all merchants. This feature has been available since May 1, 2019 and allows all of our merchants to receive payments from all of their credit and debit card transactions at about the same time of the sale, even during weekends and holidays, at the same cost of our one-day settlement option.

In May 2019, we launched our Payroll Portability cash-in method, allowing our customers to receive their salary directly in their digital accounts. With this new cash-in method, our customers can pay bills, make purchases, top up credits on their prepaid mobile phones, make transfers (including peer-to-peer transfer), withdraw funds and reload their prepaid cards with their monthly salary.

Also, in May 2019, we launched our credit card, targeted to our merchant base, with no annual or membership fees. Our credit card can be accepted by merchants across Brazil and abroad. Additionally, our credit card can be stored in our merchants’ digital accounts, allowing contactless and QR code transactions.

1Q19 Earnings Release

Earnings webcast

PagSeguro (NYSE: PAGS) will host a conference call and earnings webcast on May 14, 2019 at 5:30 pm ET.

Event Details

Dial–in (Brazil): +55 11 3193-1001 or + 55 11 2820-4001.

Dial–in (US and Canada Toll Free): 1-800-492-3904 or 1-800-469-5743

Dial-in (Other countries): +1 646 828-8246 or +1 646 291-8936

Password: PagSeguro

Webcast: http://choruscall.com.br/pagseguro/1q19.htm

About PagSeguro:

PagSeguro is a disruptive provider of financial technology solutions focused primarily on micro-merchants, small companies and medium-sized companies in Brazil. PagSeguro’s business model covers all of the following five pillars:

•	Multiple digital payment solutions;

•	In-person payments via point-of-sale (POS) devices that PagSeguro sells to merchants;

•	Free digital accounts;

•	Issuer of prepaid cards to clients for spending or withdrawing account balances; and

•	Operating as an acquirer.

PagSeguro is an UOL Group Company that provides an easy, safe and hassle-free way of accepting payments, where its clients can transact and manage their cash, without the need to open a bank account. PagSeguro’s end-to-end digital ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.

Contacts:

Investor Relations:

PagSeguro Digital Ltd.

+55 (11) 3914-9403

ir@pagseguro.com

investors.pagseguro.com

1Q19 Earnings Release

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

	Three months ended March 31, 2019	Three months ended March 31, 2018%
	(Amounts expressed in R$ millions)
Net revenue from transaction activities and other services	713.0	442.8	61.0%
Net revenue from sales	67.6	94.0	(28.1)%
Financial income	430.5	274.8	56.6%
Other financial income	40.2	116.4	(65.4)%

Total revenue and income	1,251.3	928.0	34.8%

Cost of sales and services	(617.8)	(444.8)	38.9%
Selling expenses	(82.3)	(83.6)	(1.5)%
Administrative expenses	(92.4)	(219.0)	(57.8)%
Financial expenses	(5.8)	(16.5)	(64.7)%
Other expenses, net	(3.6)	(1.1)	223.0%

PROFIT BEFORE INCOME TAXES	449.4	163.0	175.7%

Current income tax and social contribution	(50.2)	(20.9)	139.5%
Deferred income tax and social contribution result	(89.5)	6.4	(1500.5)%

INCOME TAX AND SOCIAL CONTRIBUTION	(139.7)	(14.5)	860.1%

NET INCOME FOR THE PERIOD	309.7	148.5	108.6%

Reconciliation of Basic and diluted EPS to Non-GAAP Basic and diluted EPS

	Three months ended March 31, 2019	Three months ended March 31, 2018
	(Amounts expressed in R$ thousands, except share quantities and amounts per share)
Net income attributable to:
Owners of the Company	309,312	148,378
Non-controlling interests	422	78
Weighted average number of outstanding common shares	319,990,379	297,454,853
Weighted average number of common shares diluted	320,612,772	298,584,130
Basic earnings per common share—R$	0.9666	0.4988
Diluted earnings per common share—R$	0.9648	0.4969

Non-GAAP Net income	325,036	212,778
Weighted average number of outstanding common shares	319,990,379	297,454,853
Weighted average number of common shares diluted	320,612,772	298,584,130
Non-GAAP Basic earnings per common share—R$	1.0158	0.7153
Non-GAAP Diluted earnings per common share—R$	1.0138	0.7126

1Q19 Earnings Release

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

	As of March 31, 2019	As of December 31, 2018
	(Amounts expressed in R$ thousands)
Cash and cash equivalents	832,897	2,763,050
Financial investments	1,589,566	—
Note receivables	8,817,920	8,104,679
Inventories	50,443	88,551
Taxes recoverable	65,079	65,653
Other receivables	30,231	20,148

Total current assets	11,386,136	11,042,081

Judicial deposits	2,458	1,511
Note receivables	33,892	—
Prepaid expenses	1,257	968
Investment	1,500	—
Property and equipment	93,408	67,104
Intangible assets	375,182	305,614

Total non-current assets	507,697	375,197

TOTAL ASSETS	11,893,833	11,417,278

Payables to third parties	4,368,090	4,324,198
Trade payables	162,729	165,246
Payables to related parties	30,539	30,797
Salaries and social charges	70,596	73,936
Taxes and contributions	104,114	80,093
Provision for contingencies	7,697	7,004
Other payables	27,067	29,501

Total current liabilities	4,770,832	4,710,775

Deferred income tax and social contribution	221,578	132,125
Other liabilities	15,800	—

Total non-current liabilities	237,378	132,125

Share capital	26	26
Capital reserve	5,704,397	5,688,134
Equity valuation adjustments	(19,704)	(7,325)
Profit retention reserve	1,218,579	909,267
Treasury shares	(39,532)	(39,532)

	6,863,766	6,550,570

Non-controlling interests	21,857	23,806

Total equity	6,885,623	6,574,376

TOTAL LIABILITIES AND EQUITY	11,893,833	11,417,278

1Q19 Earnings Release

UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOWS STATEMENT

	Three months ended March 31, 2019	Three months ended March 31, 2018
	(Amounts expressed in R$ thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	449,377	163,000
Expenses (revenues) not affecting cash:
Depreciation and amortization	26,421	18,007
Chargebacks	32,835	14,438
Accrual of provision for contingencies	609	725
Share based long term incentive plan (LTIP)	16,263	130,303
Inventory provisions	(5,974)	(1,686)
Other financial cost, net	2,313	274
Changes in operating assets and liabilities
Note receivables	(904,881)	(1,449,214)
Changes in receivables subject to early payment	—	(1,137,210)
Changes in receivables not subject to early payment	(904,881)	(312,004)
Inventories	44,082	1,693
Taxes recoverable	3,707	(2,700)
Other receivables	(11,006)	3,948
Other payables	13,440	7,193
Payables to third parties	43,892	(105,272)
Trade payables	(3,045)	25,633
Receivables from (payables to) related parties	(258)	129,643
Salaries and social charges	(3,340)	(8,077)
Taxes and contributions	104	19,350
Provision for contingencies	—	(331)

	(295,461)	(1,053,073)

Income tax and social contribution paid	(29,356)	(34,806)
Interest income received	124,913	73,804

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(199,904)	(1,014,075)

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions	(15,753)	—
Purchases of property and equipment	(30,203)	(976)
Purchases and development of intangible assets	(80,994)	(29,695)
Acquisition of financial investments	(1,589,655)
Redemption of financial investments	—	211,116

NET CASH USED IN INVESTING ACTIVITIES	(1,716,605)	180,445

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from offering of shares	—	3,444,875
Transactional costs	—	(147,972)
Transaction with non-controlling interest	(13,992)	(4,650)
Capital increase by non-controlling shareholders	348	20,000

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(13,645)	3,312,253

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,930,153)	2,478,622

Cash and cash equivalents at the beginning of the year	2,763,050	66,767
Cash and cash equivalents at the end of the year	832,897	2,545,389

1Q19 Earnings Release

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
	(Amounts expressed in R$ millions, except amounts per share)	(Amounts expressed in R$ millions, except amounts per share)
Total revenue and income	1,251.3	928.0
Less: Foreign exchange gain on IPO proceeds	—	(89.8)

Non-GAAP total revenue and income(1)	1,251,3	838.2

Total expenses	(801.9)	(765.0)
Less: Share-based long-term incentive plan (LTIP)	23.8	210.6
Less: Tax related to remittance of IPO proceeds (IOF tax)	—	13.1

Non-GAAP total expenses(2)	(778.1)	(541.3)

Profit before taxes	449.3	163.0
Plus: Total non-GAAP adjustments	23.8	133.9

Non-GAAP profit before taxes(3)	473.2	296.9

Income tax and social contribution	(139.7)	(14.5)
Less: Income tax and social contribution on non-GAAP adjustments	(8.1)	(69.5)

Non-GAAP deferred income tax(4)	(147.8)	(84.0)

Net income	309.7	148.5
Plus: Total non-GAAP adjustments	15.7	64.4
Non-GAAP net income(5)	325.4	212.9

Basic earnings per common share - R$	0.9666	0.4988
Diluted earnings per common share - R$	0.9648	0.4969

Non-GAAP basic earnings per common share - R$(6)	1.0158	0.7153
Non-GAAP diluted earnings per common share - R$(6)	1.0138	0.7126

(1)

Non-GAAP total revenue and income excludes a foreign exchange gain on our IPO primary proceeds in the amount of R$89.8 million in the three months ended March 31, 2018, which relates to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our IPO. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is unusual income. The foreign exchange gain on our IPO primary proceeds is included within Other financial income. Other financial income in the amount of R$116.4 million is therefore adjusted by excluding the foreign exchange gain on our IPO primary proceeds, resulting in non-GAAP Other financial income in the amount of R$26.6 million.

(2)	Non-GAAP total expenses excludes:
(a)

Stock-based compensation expenses in the total amount of R$23.8 million (R$210.6 million in the three months ended March 31, 2018), consisting of expenses for equity awards under our LTIP. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total of stock-based compensation expenses is allocated between Cost of sales and services and Administrative expenses. Excluding the stock-based compensation expenses, Cost of sales and services in the amount of R$617.8 million (R$444.8 million in the three months ended March 31, 2018) is adjusted by R$1.9 million (R$38.2 million in the three months ended March 31, 2018) resulting in non-GAAP Cost of sales and services of R$615.9 million (R$406.6 million in the three months ended March 31, 2018); and Administrative Expenses in the amount of R$92.4 million (R$219.0 million in the three months ended March 31, 2018) is adjusted by R$21.9 million (R$172.4 million in the three months ended March 31, 2018) resulting in non-GAAP Administrative expenses of R$70.5 million (R$46.6 million in the three months ended March 31, 2018).

(b)

Tax related to remittance of IPO primary share proceeds (IOF tax) in the amount of R$13.1 million in the three months ended March 31, 2018, which represents the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our IPO from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of IPO primary share proceeds from our non-GAAP measures primarily because it is an unusual expense. The IOF tax is fully allocated to Financial expenses. Financial expenses in the amount of R$16.5 million is therefore adjusted by excluding the IOF tax, resulting in non-GAAP Financial expenses in the amount of R$3.4 million.

(3)	Non-GAAP profit before taxes is equal to the sum of the adjustments described in footnotes (1) and (2) above.
(4)

Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the non-GAAP adjustments described in footnotes (1) and (2) above, other than the foreign exchange gain on IPO primary share proceeds of R$89.8 million in the three months ended March 31, 2018, which is not taxable, and the tax benefits related to other non-GAAP adjustments.

(5)	Non-GAAP net income is equal to the sum of the adjustments described in footnotes (1), (2) and (4) above.
(6)	Non-GAAP basic earnings per common share and non-GAAP diluted earnings per common share reflect the adjustments to non-GAAP net income, which is allocated in full to Owners of the Company.

1Q19 Earnings Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2019

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director